Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

The following information is being provided to Cameron and NATCO employees and is also available on the www.WelcometoCameron.com website.

Britt Schmidt

Britt Schmidt is President of Cameron’s Drilling & Production Systems Flow Control division. This division markets surface and subsea chokes, quarter-turn and linear actuators, gears, partial stroke devices, and safety systems under the CAMERON®, WILLIS®, DYNATORQUE®, MAXTORQUE® and LEDEEN™ brand names. Britt has been with Cameron since 1997 and President of the Flow Control division since May 2008. He started with the company in the corporate office where he served as Project Marketing Manager.  He has served the company as Product Manager, Plant Manager, General Manager and Director of Operations.

                                              CameronDC K5F Field Installation

     According to Total, “This step change in subsea technology will bring increased system reliability and enhanced Environmental performance. Furthermore, it will add to Total’s capability of bringing new production from deepwater fields, including frontier areas of the North Sea where Total continues its strategy of investment in exploration and production.”
     The successful implementation of CameronDC technology signals a shift to DC systems in many other applications. CameronDC is the ideal springboard into subsea processing, electric blowout preventers and well intervention systems. This new technology has

     He received his B.S. in Electrical Engineering from the University of Texas at Austin and an M.B.A. from the Harvard Graduate School of Business Administration.
     Britt and his wife, Helen, lived in Celle, Germany where he was assigned as General Manager.
     “Helen and I both loved our time in Celle and enjoyed the friends that we made while living there with our then-newborn daughter, Mary Helen,” Britt said.
     Since returning to Houston, he has taken an active part of the local community and serves the University of Texas Health Science Center at Houston (UTHSC) as a member of their Development Board and as a member of the Advisory Council for the Graduate School of Biomedical Sciences.
     “One of my passions is to do whatever I can to help grow the number of researchers looking for cures to the world’s most pressing diseases so that we can eliminate them and, therefore, I dedicate time to help these two institutions to acquire the resources needed to do this,” Britt said.
     Britt is also active with his two children, Mary Helen, 9, and David, 7, and works as an assistant coach for their sports teams. He also enjoys bird hunting, fly fishing and tennis.

received several prestigious industry awards and opens the future to new a myriad of technological advances by using DC power instead of hydraulics.
     “This is a milestone achievement for both Cameron and Total,” said Hal Goldie, president of Cameron’s Drilling & Production Systems Subsea division. “The successful commissioning of this project is a game changing event for the future of subsea production systems.”
     “The ability to eliminate hydraulics subsea is a step-change in our industry that will help us to rethink what is possible in future projects around the world,” added Goldie.

Ploiesti, Romania

Our commitment to providing superior products and service when our customers need it has led to a new manufacturing facility in Ploiesti, Romania. Our latest investment in yet another world-class facility illustrates Cameron’s dedication to quality, service and local support.
     The new Romania facility joins a prestigious global list of Cameron manufacturing facilities worldwide, each tailored to the needs of the local area, yet each sharing Cameron’s commitment to excellence. The advantage of being part of such a global network is clear—regional capacity with global access.

Cameron has had many history-making achievements, but the most recent is the installation and successful start up of the world’s first all-electric subsea completion system in the North Sea.
     Named the CameronDC All-Electric System, this game changing system is just what its name implies – run on DC power and totally electric. That means that for the first time, a subsea Christmas tree is operating on the sea floor without using hydraulic power to open and close the valves and chokes. The benefits are huge:
Environmental – no hydraulic fluid to leak into the environment and total compliance with the strictest environmental standards.
Reduced Costs – no hydraulic fluid to buy, store and maintain. Smaller umbilicals.
 Increased safety – quicker emergency shutdown procedures because electric

     In addition, the plant is tapped into Cameron’s worldwide infrastructure, ensuring efficient inventory control, material movement, engineering, product management and procurement.
     Previously, customer needs for surface wellheads and block valve assemblies in the European, African, Caspian and Russian regions had been met by Cameron’s facilities in Leeds, England; Beziers, France; and Campina, Romania. Our Ploiesti manufacturing facility allows for increased support, in close proximity to power is simply faster than hydraulic power.
    Increased reliability – fewer, more reliable parts.
    Versatility – can be used in ultra deepwater depths including 15,000 feet plus.
Improved performance – more rapid response and increased feedback from subsea components.

     The first CameronDC™ All-Electric Subsea Production System was installed in June 2008 in the Dutch Sector of the North Sea by Total E&P Nederland B.V. (TEPNL) for their K5F project.
     As the illustration shows, the project includes a large, three-well subsea template\manifold (ghosted out in the illustration) with two CameronDC subsea Christmas trees installed. The electric power for the system comes from the platform on the left through the subsea umbilical into the yellow subsea umbilical termination unit. From there, the power goes into four modules which regulate the power and send the power to each of the subsea trees. The gas from the wells is returned through the yellow production line to the platform on the far right. The system is configured for a four-well application with the third tree to be installed on the manifold and the fourth tree to be a satellite tree installed on the sea floor.
    Since the initial field startup in June, the CameronDC system has exceeded all initial targets set by the customer.

 both the Campina facility as well as the Romanian capital of Bucharest.

                     Cameron,Poiesti, Romania
And the easily accessible modes of transport include air, rail, road and sea.
     This facility utilizes state-of-the art machining and tools such as weld cladding, horizontal and vertical bore machines, assembly and gas testing, and meets ISO 9001-2008 certification. Quality products manufactured here include surface wellheads, like our renowned Conductor Sharing Wellhead (CSW™) system, the proven SpoolTree™ Christmas tree, block valve assemblies and tubing hangers.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron has filed with the SEC a Registration Statement on Form S-4 and NATCO has filed a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  You may obtain a free copy of the S-4 and proxy statement and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov.  The S-4 and proxy statement and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.